EXHIBIT 23.a

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Saul Centers, Inc. for the registration of 1,500,392 shares of its common stock and 6,989,242 previously registered shares of its common stock and to the incorporation by reference therein of our reports dated March 10, 2005, with respect to the consolidated financial statements of Saul Centers, Inc., Saul Centers, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Saul Centers, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, and the related financial statement schedule of Saul Centers, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

April 5, 2005